Exhibit (b)(1)
EXECUTION COPY

December 11, 2006
The Scotts Miracle-Gro Company
Senior Secured Credit Facilities
Commitment Letter
The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041
Attention: David C. Evans
      Chief Financial Officer
Ladies and Gentlemen:
     You (the “Borrower”) have advised JPMorgan Chase Bank, N.A. (“JPMorgan Chase Bank”), J.P. Morgan Securities Inc. (“JPMorgan”), Bank of America, N.A. (“BANA”), Banc of America Securities LLC (“BAS”), Citigroup Global Markets Inc. (“CGMI”) and Citigroup (as defined below and together with JPMorgan Chase Bank, JPMorgan, BANA, BAS and CGMI, the “Commitment Parties”) that you wish to enter into the transactions described in the introductory paragraph of the Summary of Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”). Capitalized terms used but not defined herein are used with the meanings assigned to them in said paragraph. For the purposes of this commitment letter (the “Commitment Letter”), “Citigroup” shall mean CGMI, Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc. and/or any of their affiliates as may be appropriate to consummate the transactions contemplated herein.
     Each of JPMorgan and BAS are pleased to advise you that it is willing to act as a joint lead arranger for the Credit Facilities and each of JPMorgan, BAS and CGMI are pleased to advise you that it is willing to act as a joint bookrunner for the Credit Facilities.
     Furthermore, (i) JPMorgan Chase Bank is pleased to advise you of its commitment to provide $945,000,000 of the Credit Facilities, (ii) BANA is pleased to advise you of its commitment to provide $840,000,000 of the Credit Facilities and (iii) CGMI, on behalf of

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Citigroup, is pleased to advise you of its commitment to provide $315,000,000 of the Credit Facilities.
     It is agreed that JPMorgan Chase Bank will act as the sole and exclusive administrative agent under the Credit Facilities, that BANA will act as the sole and exclusive syndication agent under the Credit Facilities, that JPMorgan and BAS will act as joint lead arrangers (in such capacity, the (“Lead Arrangers”) for the Credit Facilities, that CGMI will act as a co-arranger for the Credit Facilities (in such capacity, the “Co-Arranger”; and together with the Lead Arrangers, the “Arrangers”) and JPMorgan, BAS and CGMI will act as joint bookrunners for the Credit Facilities, and each will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by it in such roles. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than expressly contemplated by the Term Sheet and the Fee Letters referred to below) will be paid in connection with the Credit Facilities unless you and we shall so agree.
     We intend to syndicate the Credit Facilities to a group of financial institutions which may include lenders under the Existing Credit Agreement (the “Existing Lenders”) as well as entities that are not now parties to the Existing Credit Agreement (the “New Lenders”; the New Lenders and the Existing Lenders, collectively, the “Lenders”) identified by us in consultation with you. The Arrangers intend to commence syndication efforts promptly, and you agree actively to assist us in completing a syndication satisfactory to you and the Arrangers. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing lending relationships, (b) direct contact between senior management and advisors of the Borrower and the proposed Lenders, (c) as set forth in the next paragraph, your assistance in the preparation of materials to be used in connection with the syndication (collectively, with the Term Sheet, the “Information Materials”) and (d) the hosting, with JPMorgan, of one or more meetings of prospective Lenders.
     You will assist us in preparing Information Materials, including Confidential Information Memoranda, for distribution, after approval by you, to prospective Lenders. If requested, you also will assist us in preparing an additional version of the Information Materials (the “Public-Side Version”) to be used, after approval by you, by prospective Lenders’ public-side employees and representatives (“Public-Siders”) who do not wish to receive material non-public information (within the meaning of United States federal securities laws) with respect to the Borrower, its affiliates and any of their respective securities (“MNPI”) and who may be engaged in investment and other market related activities with respect to any such entity’s securities or loans. Before distribution of any Information Materials, you agree to execute and deliver to us, in form satisfactory to you, (i) a letter in which you authorize distribution of the Information Materials to a prospective Lender’s employees willing to receive MNPI (“Private-Siders”) and (ii) a separate letter in which you authorize distribution of the Public-Side Version to Public-Siders and represent that no MNPI is contained therein.
     The Borrower agrees that the following documents may be distributed to both Private-Siders and Public-Siders, unless the Borrower advises the Arrangers in writing (including by email) within a reasonable time prior to their intended distribution that such materials should only be distributed to Private-Siders: (a) administrative materials prepared by the Commitment Parties for prospective Lenders (such as a lender meeting invitation, lender allocation, if any, and

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funding and closing memoranda), (b) notification of changes in the terms of the Credit Facilities which have been approved by you and (c) other materials approved by you intended for prospective Lenders after the initial distribution of Information Materials. If you advise us that any of the foregoing should be distributed only to Private-Siders, then Public-Siders will not receive such materials without your consent.
     The Borrower hereby authorizes the Commitment Parties to distribute, after your review and approval, drafts of definitive documentation with respect to the Credit Facilities to Private-Siders and Public-Siders.
     The Arrangers will, in consultation with you, manage all aspects of the syndication, including decisions as to the selection of institutions to be approached to be New Lenders and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. In acting in their capacity as such, the Arrangers will have no responsibility other than to arrange the syndication and consent process and to perform the other duties typically performed by arrangers in similar transactions. To assist the Arrangers in their syndication efforts, you agree promptly to prepare and provide to the Commitment Parties all information with respect to the Borrower and the transactions contemplated hereby, including all financial information and projections (the “Projections”), as we may reasonably request in connection with the arrangement and syndication of the Credit Facilities. You hereby represent and covenant that, to the best of your knowledge or belief, (a) all information other than the Projections (the “Information”) that has been or will be made available to the Commitment Parties by you or any of your representatives, taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to the Commitment Parties by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions, provided however, it is understood that the Projections are not guarantees of future performance and involve risks, uncertainties, and assumptions and that the actual results of the future events described in the Projections could differ materially from those stated in the Projections. You understand that in arranging and syndicating the Credit Facilities we may use and rely on the Information and Projections without independent verification thereof.
     The commitments hereunder and the agreements to perform the services described herein are subject to (a) there not occurring or becoming known to us any material adverse condition or material adverse change in or affecting the business, operations, property, or condition (financial or otherwise) of the Borrower and its subsidiaries, taken as a whole as determined in our commercially reasonable judgment since July 1, 2006, (b) our not becoming aware after the date hereof of any information or other matter (including any matter relating to financial models and underlying assumptions relating to the Projections) affecting the Borrower or the transactions contemplated hereby that in our commercially reasonable judgment is inconsistent in a material and adverse manner, taken as a whole, with any such information or other matter disclosed to us by you or any of your representatives prior to the date hereof in connection with this commitment, (c) our satisfaction that prior to and during the syndication of

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the Credit Facilities there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower or any affiliate thereof with respect to the transactions described in the Term Sheet, (d) the negotiation, execution and delivery on or before February 28, 2007 of a definitive credit agreement and related documentation with respect to the Credit Facilities consistent with the terms hereof and in the Term Sheet, and (e) the other conditions set forth in the Term Sheet. The terms of the definitive credit agreement and related documentation (including any matters that are not specifically covered by the provisions hereof and the Term Sheet) shall be such that they do not impair the availability of the Credit Facilities on the Closing Date if the conditions hereof and in the Term Sheet are satisfied.
     As consideration for the commitments hereunder and the agreements to perform the services described herein, you agree to pay to the Commitment Parties the nonrefundable fees set forth in the fee letters dated as of the date hereof and delivered herewith (the “Fee Letters”).
     You agree (a) to indemnify and hold harmless the Commitment Parties, their affiliates and their respective officers, directors, employees, advisors, and agents (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Credit Facilities, the use of the proceeds thereof, the Transaction or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they arise from the willful misconduct or gross negligence of such indemnified person or the failure of a Commitment Party to honor its commitment to fund hereunder, and (b) to reimburse the Commitment Parties and their affiliates on demand for all reasonable out-of-pocket expenses (including due diligence expenses, syndication expenses, travel expenses, and reasonable fees, charges and disbursements of one counsel for all such Commitment Parties) incurred in connection with the Credit Facilities and any related documentation (including this Commitment Letter, the Term Sheet, the Fee Letters and the definitive financing documentation) or the administration, amendment, modification or waiver thereof, all to the extent evidenced by written supporting documentation. No indemnified person shall be liable for any damages arising from the use by unauthorized persons of Information or other materials sent through electronic, telecommunications or other information transmission systems that are intercepted by such persons, except to the extent arising from the willful misconduct or gross negligence of such indemnified person, or for any special, indirect, consequential or punitive damages in connection with the Credit Facilities.
     You acknowledge that the Commitment Parties and their respective affiliates (the term “Commitment Parties” as used below in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. The Commitment Parties will not use confidential information obtained from you, your agents or representatives by virtue of the transactions contemplated by this Commitment Letter or its other relationships with you in

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connection with the performance by the Commitment Parties of services for other companies, and the Commitment Parties will not furnish any such information to other companies. You also acknowledge that the Commitment Parties have no obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained from other companies.
     This Commitment Letter shall not be assignable by any of the parties hereto without the prior written consent of the other parties hereto (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and each of the Commitment Parties. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letters are the only agreements that have been entered into among us with respect to the Credit Facilities and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.
     This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letters nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, directors, agents and advisors and other parties (including ratings agencies) who are directly involved in the consideration of the Refinancing, (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof) and (c) after acceptance of this Commitment Letter by you, to any other person (including by filing a public record) (except that the Fee Letters and the terms and substance thereof shall not be disclosed except as required by law and then only after discussion with us).
     Each of the Commitment Parties hereby notifies you that, pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (the “Patriot Act”), it is required to obtain, verify and record information that identifies the Borrower and each Guarantor (as defined in the Term Sheet), which information includes names and addresses and other information that will allow such Lender to identify the Borrower and each Guarantor in accordance with the Patriot Act.
     The reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letters shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitments hereunder.
     If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letters by returning to us executed counterparts hereof and thereof not later than 5:00 p.m., New York City time, on December 12, 2006. The commitments hereunder and the agreements contained herein will expire at such time in the event we shall not have received such executed counterparts in accordance with the immediately preceding sentence.
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     We are pleased to have been given the opportunity to assist you in connection with this important financing.
Very truly yours,

JPMORGAN CHASE BANK, N.A.
By:	/s/ Randolph Cates
	Name:	Randolph Cates
	Title:	Vice President

J.P. MORGAN SECURITIES INC.
By:	/s/ Graham Conran
	Name:	Graham Conran
	Title:	Vice President

BANK OF AMERICA, N.A.
By:	/s/ Sharon Burks Horos
	Name:	Sharon Burks Horos
	Title:	Vice President

BANC OF AMERICA SECURITIES LLC
By:	/s/ Wyatt L. Smith
	Name:	Wyatt L. Smith
	Title:	Principal

CITIGROUP GLOBAL MARKETS INC.
By:	/s/ Julie Persily
	Name:	Julie Persily
	Title:	Managing Director

Accepted and agreed to
as of the date first
written above by:
THE SCOTTS MIRACLE-GRO COMPANY

By:	/s/ David C. Evans
Name: David C. Evans Title: Executive VP and CFO

Exhibit A
$2,100,000,000
SENIOR SECURED CREDIT FACILITIES
THE SCOTTS MIRACLE-GRO COMPANY
Summary of Terms and Conditions
December 11, 2006
          The Scotts Miracle-Gro Company intends to (a) declare a special dividend and repurchase shares of its common stock in an aggregate amount of up to $800,000,000 (collectively, the “Repurchase”) and (b) refinance (the “Refinancing”) (i) its 6.625% senior subordinated notes due 2013 in an aggregate principal amount of $200,000,000 and (ii) amounts outstanding under its existing senior credit agreement (as amended, the “Existing Credit Agreement”) entered into on July 21, 2005, with new senior secured credit facilities (the “Credit Facilities”) consisting of (x) a five-year term loan facility in an aggregate amount of $550,000,000 and (y) a five-year revolving credit facility in an aggregate amount of $1,550,000,000. The Repurchase, the Refinancing and the financing described herein, together with any related transactions are collectively referred to herein as the “Transaction.”
          Set forth below is a summary of the terms and conditions of the Credit Facilities. Such terms and conditions may be documented in an amendment and restatement of the Existing Credit Agreement – in its entirety.
     I. Parties

Borrower:	The Scotts Miracle-Gro Company (the “Borrower”) and certain of its subsidiaries (all such subsidiaries, collectively, the “Subsidiary Borrowers”).

Guarantors:	The subsidiaries of the Borrower that are Guarantors under the Existing Credit Agreement, the Borrower, in respect of the Subsidiary Borrowers, and each of the Borrower’s direct and indirect future domestic subsidiaries, subject to materiality thresholds which are no more restrictive than those in the Existing Credit Agreement (all such non-excluded subsidiaries, collectively, the “Subsidiary Guarantors”; the Borrower, the Subsidiary Borrowers and the Subsidiary Guarantors, collectively, the “Credit Parties”).

Joint Lead Arrangers:	J.P. Morgan Securities Inc. (“JPMorgan”) and Banc of America Securities LLC (“BAS” and together in such capacity, the “Lead Arrangers”).

Co-Arranger	Citigroup Global Markets Inc. (“CGMI” and together in such capacity with the Lead Arrangers, the “Arrangers”).

Joint Bookrunners:	JPMorgan, BAS and CGMI.

Administrative Agent:	JPMorgan Chase Bank, N.A. (“JPMorgan Chase Bank” and in such capacity, the “Administrative Agent”).

Syndication Agent:	Bank of America, N.A. (“Bank of America”)

Lenders:	A syndicate of banks, financial institutions and other entities, including JPMorgan Chase Bank, Bank of America and one or more affiliates of CGMI, to be arranged by the Arrangers in consultation with the Borrower (collectively, the “Lenders”).
     II. Credit Facilities
     A. Term Facility

Type and Amount:	Five-year term loan facility (the “Term Loan”) in the principal amount of $550,000,000.

Availability:	The Term Loan shall be made in a single drawing on the Closing Date (as defined below).

Amortization:	The Term Loan shall be repayable in quarterly installments in an aggregate percentage amount for each 12-month period following the Closing Date as set forth below:

Loan Year	Repayment Percentage

1	1%
2	5%
3	25%
4	30%
5	39%

Purpose:	The proceeds of the Term Loan shall be used to finance a portion of the Transaction and to pay related fees and expenses.
B. Revolving Facility

Amount:	Five-year revolving credit facility (the “Revolving Facility”; the commitments thereunder, the “Revolving Commitments”) in the aggregate principal amount of $1,550,000,000 (the loans thereunder, the “Revolving Loans” and together the Term Loan, the “Loans”).

Availability:	The Revolving Facility shall be available on a revolving basis during the period commencing on the Closing Date and ending on the five-year anniversary thereof (the “Revolving Termination Date”).

Letters of Credit:	A portion of the Revolving Facility not in excess of $65,000,000 shall be available for the issuance of letters of credit (the “Letters of Credit”) by JPMorgan Chase Bank, N.A. (in such capacity, the “Issuing Lender”). No Letter of Credit shall have an expiration date after the earlier of (a) one year after the date of issuance and (b) five business days prior to the Revolving Termination Date, provided that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) above).

Drawings under any Letter of Credit shall be reimbursed by the Borrower (either with its own funds or with the proceeds of Revolving Loans) on the same business day (or on the next business day if notice of such drawing is received after 10:00 a.m.). To the extent that the Borrower does not so reimburse the Issuing Lender, the Lenders under the Revolving Facility shall be irrevocably and unconditionally obligated to fund participations in the reimbursement obligation on a pro rata basis.

Swingline Loans:	A portion of the Revolving Facility not in excess of $100,000,000 shall be available for swingline loans (the “Swingline Loans”) in the following amounts and currencies: US dollars and euros in an aggregate amount not to exceed $75,000,000, Pounds Sterling in an amount not to exceed $20,000,000, Canadian dollars in an amount not to exceed $15,000,000 and Australian dollars in an amount not to exceed $15,000,000 from JPMorgan Chase Bank on same-day notice. Any Swingline Loans will reduce availability under the Revolving Facility on a dollar-for-dollar basis. Each Lender under the Revolving Facility shall be unconditionally and irrevocably required to purchase, under certain circumstances, a pro rata participation in each Swingline Loan.

Purpose:	The proceeds of the Revolving Loans shall be used (a) to finance a portion of the Transaction and to pay related fees and expenses and (b) for working capital needs and general corporate purposes of the Borrower and its subsidiaries in the ordinary course of business and for permitted acquisitions subject to certain restrictions and in amounts to be agreed upon, but no more restrictive than the terms of the Existing Credit Agreement.

Foreign Currencies:	The Revolving Facility will be made available in US dollars, euros and certain other freely tradeable currencies available in the international banking market and on a local basis as follows: (a) in Pounds Sterling, up to $300,000,000; (b) in Australian dollars, up to $25,000,000 and (c) in Canadian dollars, up to $35,000,000.
C. Increased Credit Facilities

Additional Commitments:	Prior to the Closing Date, the Borrower may request the Arrangers to seek additional commitments (the “Additional Commitments”) to the Credit Facilities in an aggregate amount of up to $200,000,000. Any Additional Commitments shall be allocated ratably between the Term Loan and the Revolving Facility according to the existing commitments thereunder.

Incremental Facilities:	After the Closing Date, the Borrower may, at any time and in such respective incremental amounts as determined by the Borrower, seek to add one or more term loan facilities or increase the Revolving Commitments (each, an “Incremental Facility”) in an aggregate amount of up to $200,000,000, so long as (i) no default or event of default is in existence, (ii) the Borrower is in pro forma compliance with the financial covenants after giving effect thereto and (iii) the loans under any such term loan facility will have a final maturity date the same as, and will be amortized in a manner consistent with the then-remaining weighted average life to maturity of, the Term Loan; provided that (x) no Lender will be required to participate in any such Incremental Facility, (y) the Borrower shall have the right to select the entities which are to provide all or a portion of any such Incremental Facility (which may or may not be Lenders), subject to the approval of the Administrative Agent (which shall not be unreasonably withheld) for any entity other than a Lender, an affiliate of a Lender or an approved fund (as that term is defined in the Existing Credit Agreement).
     III. General Payment Provisions

Fees and Interest Rates:	As set forth on Annex I hereto.

Optional Prepayments and Commitment Reductions:
Loans may be prepaid and the Revolving Commitments may be reduced without payment of any reduction or other similar fee (other than LIBOR breakage costs) by the Borrower in minimum amounts to be agreed. Optional prepayments of the Term Loan shall be applied to the installments thereof ratably. Optional prepayments of the Term Loan may not be reborrowed.

Mandatory Prepayments:	The following amounts shall be applied to prepay the Term Loan:

100% of the net proceeds of any incurrence of non-permitted indebtedness after the Closing Date by the Borrower or any of its subsidiaries.

100% of the net proceeds of any sale or other disposition (including as a result of casualty or condemnation) by the Borrower or any of its subsidiaries of any assets except for the sale of inventory or obsolete or worn-out property in the ordinary course of business and subject to certain other customary thresholds and exceptions (including, without limitation, capacity for reinvestment) and exceptions consistent with those included in the Existing Credit Agreement, including those for sale/leaseback transactions and an accounts receivable securitization facility of up to $300 million; provided, that the foregoing prepayment requirement related to asset sales shall terminate upon achievement of the Trigger Ratings (as defined below).

Mandatory prepayments of the Term Loan shall be applied to the installments thereof ratably. Mandatory prepayments of the Term Loan may not be reborrowed.
     IV. Collateral

Collateral:	The obligations of the Credit Parties in respect of the Credit Facilities, and any interest rate, commodity, foreign exchange or other swap or hedge agreements or arrangements by or with any Lender (or any affiliate of a Lender), and/or cash management services provided by any Lender (or any affiliate of a Lender), shall be secured by a perfected first priority security interest in all of the Borrower’s and its direct and indirect domestic subsidiaries’ accounts receivable, inventory and equipment and all of the capital stock of each of the Borrower’s direct and indirect subsidiaries. Collateral shall not include any intellectual property of the Borrower or any of its subsidiaries. The pledge of the capital stock of foreign subsidiaries will be limited to 65% of the capital stock of first-tier foreign subsidiaries to the extent a pledge of a greater percentage would reasonably be expected to result in material adverse tax consequences for the Borrower or such subsidiary or would be deemed an unlawful act of such subsidiary or of any of its officers or directors under the laws of an applicable foreign jurisdiction, except that the obligations of foreign Subsidiary Borrowers shall be secured by 100% of the capital stock of such foreign Subsidiary Borrowers and 100% of the capital stock of the first-tier subsidiaries of such foreign Subsidiary Borrowers, but no other assets of foreign subsidiaries of the Borrower shall be pledged as collateral security. In no event shall the requirements for the pledge of the capital stock of foreign subsidiaries be more burdensome on the Borrower or any subsidiary than the terms of the Existing Credit Agreement.

If, at any time, the Leverage Ratio (as defined below) has been 2.50 to 1.00 or less for each of the most recent four consecutive fiscal quarters for which financial statements are available, then the Borrower shall have the right, by written notice to the Administrative Agent, to require that all collateral (other than the capital stock of each of the Borrower’s direct and indirect subsidiaries) be released from the security interests created by the definitive financing documentation at such time; provided that if for any subsequent fiscal quarter the Leverage Ratio is more than 2.50 to 1.00, the Required Lenders shall have the right, by written notice by the Administrative Agent, to the Borrower to require that such collateral be reinstated within 60 days of such notice.

If, at any time, the Borrower’s senior unsecured non-credit enhanced long term indebtedness shall be (i) at least BB+ (with a stable outlook) by Standard & Poor’s Ratings Services (“S&P”) and at least Ba1 (with a stable outlook) by Moody’s Investors Service, Inc. (“Moody’s”) or (ii) at least BBB- (with a stable outlook) by S&P or at least Baa3 (with a stable outlook) by Moody’s (in either case, the “Trigger Ratings”), then the Borrower shall have the right, by written notice to the Administrative Agent, to require that all collateral then in effect be released from the security interest created by the definitive financing documentation at such time; provided that upon the occurrence of a ratings downgrade by either S&P or Moody’s to a level below (i) BB+ or Ba1, respectively (so long as the Borrower would not then remain entitled to the release of the collateral under clause (ii) above), or (ii) BBB- by S&P or Baa3 by Moody’s (so long as the Borrower would not then remain entitled to the release of the collateral under clause (i) above), then the collateral shall be required to be reinstated within 60 days of the occurrence of such downgrade event (except that, with respect to collateral which is not in the form of the capital stock of each of the Borrower’s direct and indirect subsidiaries, such collateral shall not be required to be so reinstated if such collateral would be entitled to be released under the preceding paragraph).
     V. Certain Conditions

Initial Conditions:	The availability of the Credit Facilities shall be conditioned upon satisfaction of the following conditions precedent (the date upon which all such conditions shall be satisfied, the “Closing Date”) on or before February 28:

(a) Each Credit Party, the Administrative Agent, and all Lenders providing commitments under the Revolving Facility shall have executed and delivered satisfactory definitive financing documentation with respect to the Credit Facilities on terms consistent with this Term Sheet (the “Credit Documentation”). It is expected that the credit agreement for the Revolving Facility will be substantially similar to the Existing Credit Agreement, as applicable, except as otherwise set forth herein or otherwise agreed to by the Borrower and the Lenders.

(b) The Borrower shall have taken actions reasonably necessary to have then been taken to be able to, and shall intend to, consummate the Refinancing within 21 days of the Closing Date and shall have provided a reasonably detailed statement of its plans to, and shall intend to, consummate the Repurchase within three months of the Closing Date.

(c) The Lenders, the Administrative Agent and the Arrangers shall have received all fees and expenses required to be paid on the Closing Date.

(d) All governmental and third party approvals necessary in connection with the financing contemplated hereby and the continuing operations of the Borrower and its subsidiaries shall have been obtained and be in full force and effect and all applicable waiting periods shall have expired without any action being taken or threatened in writing by any competent authority which would restrain, prevent or otherwise impose material, adverse conditions on the financing contemplated hereby.

(e) The Lenders shall have received (i) audited annual consolidated financial statements of the Borrower for its three most recent fiscal years and (ii) unaudited interim consolidated financial statements of the Borrower for each quarterly period ended after the latest fiscal year referred to in clause (i) above as to which such financial statements are available.

(f) The Lenders shall have received a pro forma consolidated balance sheet of the Borrower and its subsidiaries as at the date of the most recent consolidated balance sheet delivered pursuant to the preceding paragraph, adjusted to give effect to the consummation of the Revolving Facility as if the Closing Date had occurred on such date, which shall not be inconsistent in any material and adverse matter, taken as a whole, with the forecasts previously provided to the Lenders.

(g) The Lenders shall have received an executed legal opinion of Vorys, Sater, Seymour and Pease LLP, special counsel to the Borrower and its domestic subsidiaries and such documents and other instruments as are customary for transactions of this type or as they may reasonably request.

Additional Conditions:	The making of each extension of credit shall be conditioned upon (a) the accuracy in all material respects of all representations and warranties in the definitive credit documentation (including, without limitation, the material adverse change and litigation representations) and (b) there being no default or event of default in existence at the time of, or after giving effect to the making of the extension of credit.

     VI. Certain Documentation Matters

Representations and Warranties:	Customary terms for transactions of this type, but no more restrictive than the terms of the Existing Credit Agreement, and including, without limitation: financial condition; corporate existence; corporate power; no legal bar; no material litigation; no burdensome restrictions; no default; taxes; subsidiaries; accuracy of disclosure; Federal Reserve regulations; labor matters; ERISA; Investment Company and other regulations; environmental matters; creation and perfection of security interests; and solvency. The Borrower shall also covenant to consummate the Repurchase within 21 days of the Closing Date and the Refinancing within three months of the Closing Date.

Affirmative Covenants:	Customary terms for transactions of this type, but no more restrictive than the terms of the Existing Credit Agreement, and including, without limitation: delivery of financial statements, reports, accountants’ reports delivered with financial statements, officers’ certificates, annual budgets; payment of obligations; compliance with laws; conduct of business and maintenance of existence; maintenance of property and insurance; maintenance of books and records; right of the Lenders to inspect property and books and records; notices of defaults, litigation and other material events.

Financial Covenants:	Financial covenants consisting of a maximum net leverage ratio (the “Leverage Ratio”, which will be defined, for covenant purposes (as in the Existing Credit Agreement) as total debt to EBITDA, with total debt being the average of total debt at the end of the four most recently completed fiscal quarters and with excess cash balances to be deducted from actual total debt in determining total debt) as follows: 4.75 to 1.00 (with stepdowns to be agreed) and a minimum interest coverage ratio (with all non-cash items excluded from the calculation of “interest expense”) as follows: 2.75 to 1.00 (with stepups to be agreed).

Other Negative Covenants:	Customary terms for transactions of this type, but no more restrictive than the terms of the Existing Credit Agreement, and including: limitation on liens, limitation on contingent obligations, limitation on fundamental changes, limitation on acquisitions (up to $350,000,000 permitted in 2007, with $100,000,000 permitted annually thereafter (with up to $100,000,000 of any unused portion thereof in any year permitted to be carried over to the following year), investments (other than investments by the Borrower or any subsidiaries in joint ventures and minority interests), loans and advances, limitations on indebtedness (with (i) up to $75,000,000 of capitalized leases at any time being permitted and (ii) subject to pro forma compliance with the financial covenants, subordinated and senior unsecured notes and bonds issued on market terms and with no scheduled amortization prior to six months after the Maturity Dates of the Loans being permitted, provided that the proceeds of any such senior unsecured notes or bonds (exclusive of any such senior unsecured notes or bonds in an aggregate principal amount of up to $200,000,000) are used to fund permitted acquisitions), limitations on restrictions on subsidiary distributions, transactions with affiliates and officers, limitation on sales of domestic assets (provided that sales of domestic assets with aggregate proceeds of up to 20% of consolidated total assets shall be permitted over the life of the Credit Facilities), sale/leasebacks, changes in fiscal year, modification of certain debt instruments, negative pledge clauses, lines of business and restricted payments (with dividends permitted as in the Existing Credit Agreement and capital stock repurchases after the Repurchase being limited to $10,000,000 in fiscal year 2007, $25,000,000 in fiscal year 2008 and $75,000,000 in fiscal year 2009 and respective amounts to be agreed for subsequent fiscal years, with a carryforward to the next fiscal year).

Events of Default:	Customary terms for transactions of this type, but no more restrictive than the terms of the Existing Credit Agreement, and including cross-default to debt of $75 million or greater and judgments of $75 million or greater.

    VII. Certain Other Terms

Voting:	Amendments and waivers with respect to the Credit Documentation shall require the approval of Lenders holding more than 50% of the aggregate amount of the Term Loan and the Revolving Commitments, except that (a) the consent of each Lender directly affected (the “Required Lenders”) thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of any amortization or final maturity of any Loan, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof and (iii) increases in the amount or extensions of the expiry date of any Lender’s commitment and (b) the consent of 100% of the Lenders shall be required with respect to (i) reductions of any of the voting percentages and (ii) releases of all or substantially all the collateral and releases of all or substantially all of the Guarantors (except as provided).

Assignments and Participations:	The Lenders shall be permitted to assign all or a portion of their Loans and Revolving Commitments with the consent, not to be unreasonably withheld, of (a) the Borrower, unless (i) the assignee is a Lender, an affiliate of a Lender or an approved fund or (ii) an event of default has occurred and is continuing, (b) the Administrative Agent, unless a portion of the Term Loan is being assigned to a Lender, an affiliate of a Lender or an approved fund, and (c) the Issuing Lender, unless a portion of the Term Loan is being assigned; provided that no assignment shall be permitted which will result in any increased costs, taxes, charges or expenses to Borrower as a result of such assignment. Non-pro rata assignments shall be. In the case of partial assignments (other than to another Lender, an affiliate of a Lender or an approved fund), the minimum assignment amount shall be $5,000,000 (in the case of a portion of the Term Loan), $5,000,000 (in the case of the Revolving Facility) and $5,000,000 (in the case of a combination of a portion of the Term Loan and the Revolving Facility to the same assignee), in each case unless otherwise agreed by the Borrower and the Administrative Agent. The Administrative Agent shall receive a processing and recordation fee of $3,500 from the assignment parties in connection with all assignments. The Lenders shall also be permitted to sell participations in their Loans. Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions subject to customary limitations. Voting rights of participants shall be limited to those matters set forth in clause (a) under “Voting” with respect to which the affirmative vote of the Lender from which it purchased its participation would be required. Pledges of Loans in accordance with applicable law shall be permitted without restriction.

Yield Protection:	Customary terms for transactions of this type, but no more restrictive than the terms of the Existing Credit Agreement.

Expenses and Indemnification:	The Borrower shall pay (a) all reasonable out-of-pocket expenses of (i) the Administrative Agent and the Lead Arrangers which are evidenced by appropriate supporting written documentation and associated with the syndication of the Revolving Facility and limited to one counsel, and (ii) the Administrative Agent which are evidenced by appropriate supporting written documentation and associated with the preparation, execution, delivery and administration of the definitive credit documentation and any amendment or waiver with respect thereto (including the reasonable fees and disbursements and other charges of the Administrative Agent’s counsel) and (b) all other expenses provided for in the Existing Credit Agreement.

The Arrangers and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any losses, claims, damages, liabilities or expenses incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof, except to the extent they are found by a final, non-appealable judgment of a court to arise from the gross negligence or willful misconduct of the indemnified party.

Governing Law and Forum:	State of New York.

Counsel to the Arrangers and the Administrative Agent:	Simpson Thacher & Bartlett LLP.

Annex I
to Term Sheet
INTEREST AND CERTAIN FEES

Interest Rate Options:	The Borrower may elect that Loans comprising each borrowing bear interest at a rate per annum equal to:

the ABR plus the Applicable Margin; or

the LIBOR Rate plus the Applicable Margin;

provided that Swingline Loans shall bear interest at a rate per annum at a money market rate to be agreed..

As used herein:

“ABR” means the higher of (i) the rate of interest publicly announced by JPMorgan Chase Bank as its prime rate in effect at its principal office in York City (the “Prime Rate”) and (ii) the federal funds effective rate from time to time plus 0.50%.

“Applicable Margin” means the applicable margin set forth in a pricing grid attached hereto as Annex I-A. As of the Closing Date, the Applicable Margin is expected to be (i) 1.25% in the case of LIBOR Loans and (ii) 0.25% in the case of ABR Loans.

“LIBOR Rate” has the same meaning as in the Existing Credit Agreement.

Interest Payment Dates:	In the case of Loans bearing interest based upon the ABR (“ABR Loans”), quarterly in arrears.

In the case of Loans bearing interest based upon the LIBOR Rate (“LIBOR Loans”), on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Commitment Fee:	The Borrower shall pay a commitment fee calculated at a rate per annum determined in accordance with the pricing grid attached hereto as Annex I-A on the average daily unused portion of the Revolving Facility, payable quarterly in arrears. Swingline Loans shall, for purposes of the commitment fee calculations only, not be deemed to be a utilization of the Revolving Facility. As of the Closing Date, the commitment fee is expected to be an amount equal to 0.25% of the total amount of the Revolving Facility.

Letter of Credit Fees:	The Borrower shall pay a fee on all outstanding Letters of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to LIBOR Loans under the Revolving Facility on the face amount of each such Letter of Credit. Such fee shall be shared ratably among the Lenders participating in the Revolving Facility and shall be payable quarterly in arrears.

A fronting fee equal to 0.125% per annum on the face amount of each Letter of Credit shall be payable quarterly in arrears to the Issuing Lender for its own account. In addition, customary administrative, issuance, amendment, payment and negotiation charges shall be payable to the Issuing Lender for its own account.

Default Rate:	At any time when the Borrower is in default in the payment of any amount of principal due under the Credit Facilities, all outstanding Loans shall bear interest at 2% above the rate otherwise applicable thereto. Overdue interest, fees and other amounts shall bear interest at 2% above the rate applicable to ABR Loans.

Rate and Fee Basis:	All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest rate payable on which is then based on the Prime Rate) for actual days elapsed.

ANNEX I-A
Pricing Grid

	Applicable
Leverage	Margin		Commitment
Ratio	LIBOR	ABR	Fee
≥ 4.00 to 1.00	1.500%	0.500%	0.350%
≥ 3.00 to 1.00	1.250%	0.250%	0.250%
≥ 2.25 to 1.00	1.000%	0.000%	0.250%
≥ 1.75 to 1.00	0.875%	0.000%	0.200%
≥ 1.25 to 1.00	0.750%	0.000%	0.200%
< 1.25 to 1.00	0.625%	0.000%	0.175%